UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Enzon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

293904-10-8

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

  May 1, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 293904-10-8

1	NAME OF REPORTING PERSON DellaCamera Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,579,127
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,579,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,579,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,579,127
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,579,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,579,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,579,127
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,579,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,579,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON 00

1	NAME OF REPORTING PERSON Ralph DellaCamera, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,579,127
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,579,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,579,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Andrew Kurtz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,579,127
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,579,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,579,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Vincent Spinnato
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,579,127
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,579,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,579,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN, HC

This statement is filed with respect to the shares of the common stock, $0.01 par value (the “Common Stock”), of Enzon Pharmaceuticals, Inc. (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) as of April 30, 2008 and amends and supplements the Schedule 13D filed originally on December 19, 2007, as previously amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: DellaCamera Capital Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”), DellaCamera Capital Fund, Ltd., a Cayman Islands exempted company (the “Offshore Fund”), DellaCamera Capital Management, LLC, a Delaware limited liability company (“DCM” and, collectively with the Master Fund and the Offshore Fund, the “Fund”), Ralph DellaCamera, Jr., a citizen of the United States (“Mr. DellaCamera”), Andrew Kurtz, a citizen of the United States (“Mr. Kurtz”) and Vincent Spinnato, a citizen of the United States (“Mr. Spinnato”) (together, the “Reporting Persons”).

Item 3. Source and Amount of Funds or Other Consideration

The Master Fund acquired the securities reported herein at an aggregate cost of $19,704,503. The funds used to purchase these securities were obtained from the general working capital of the Master Fund and margin account borrowings made in the ordinary course of business, although the Master Fund cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D has been supplemented by adding the following:

The Reporting Persons continue to believe that the shares of the Issuer are trading at a substantial discount to intrinsic value, particularly in light of the numerous recent transactions occurring in the biopharmaceuticals space, and are troubled by the compensation granted to the Issuer’s Chairman and Chief Executive Officer, Jeffrey Buchalter. The Reporting Persons are reviewing their voting alternatives with respect to the Class III Directors up for election at the Issuer’s May 22, 2008 Annual Meeting of Shareholders and are calling for the resignation of Goran A. Ando, Rolf A. Classon, and Victor P. Micati, who are the current members of the Issuer’s Compensation Committee.

On May 1, 2008, the Reporting Persons sent the Board a letter discussing the above. A copy of the letter is attached hereto as Appendix VIII and is incorporated herein.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons as a group beneficially own 2,579,127 shares of Common Stock, representing 5.8% of the outstanding shares of Common Stock. The 2,579,127 shares of Common Stock beneficially owned by the Reporting Persons are comprised of: (a) 2,129,127 shares of Common Stock, and (b) options exercisable for 450,000 shares of Common Stock.

(b) None of the Reporting Persons has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by them.

Each of the Reporting Persons has shared power to vote and to direct the vote and shared power to dispose and to direct the disposition of the 2,579,127 shares of Common Stock beneficially owned by them.

(c) A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days is attached hereto as Appendix I.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I: List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days.

Appendix II: Joint Filing Agreement (previously filed).

Appendix III: Instruction C Person Information (previously filed).

Appendix IV : Letter to Issuer dated December 19, 2007 (previously filed).

Appendix V : Letter to Issuer dated January 11, 2008 (previously filed).

Appendix VI : Notice of Nomination of Stockholder Nominees dated January 14, 2008 (previously filed).

Appendix VII : Agreement among the Issuer, Master Fund, Offshore Fund and DCM dated February 11, 2008 (previously filed).

Appendix VIII : Letter to Issuer dated May 1, 2008

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 1, 2008

DELLACAMERA CAPITAL MASTER FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL MANAGEMENT, LLC

By: /s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr., Managing Member

/s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr.

/s/ Andrew Kurtz
Andrew Kurtz

/s/ Vincent Spinnato
Vincent Spinnato

APPENDIX I

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

Transactions Effected by DellaCamera Capital Master Fund, Ltd. in Common Stock

Date of transaction	Amount of securities Bought/ (Sold)	Price per share or unit (excluding commissions)	Where and how the transaction was effected
14-Apr-2008	10,500	$8.9891	Open Market
15-Apr-2008	15,000	$8.9828	Open Market
16-Apr-2008	3,000	$8.8850	Open Market
17-Apr-2008	10,000	$8.9703	Open Market
22-Apr-2008	25,000	$8.9833	Open Market
24-Apr-2008	10,000	$8.9881	Open Market
25-Apr-2008	10,000	$9.0652	Open Market
29-Apr-2008	15,000	$8.9966	Open Market
30-Apr-2008	20,000	$8.8987	Open Market

APPENDIX VIII

May 1, 2008

The Board of Directors

Enzon Pharmaceuticals, Inc.

685 Route 202/206

Bridgewater, NJ 08807

Gentlemen:

As significant shareholders of Enzon Pharmaceuticals, Inc. (“Enzon” or the “Company”), we have voiced our concerns about the Company in the past and continue to believe that Enzon is trading at a substantial discount to its intrinsic value. Recent developments in the health care space, described in some detail below, have only heightened our conviction as to the material differential between the potential value of the Company’s numerous assets and Enzon’s low stock price. While we were encouraged that the Company has committed, at our prompting, to naming a new and truly independent member to the Board of Directors (the “Board”), we are mystified as to why the Board in its current incarnation has not held management, and particularly Jeffrey H. Buchalter, accountable for the Company’s lackluster stock price performance.

Within the last month we have seen a number of announced transactions in the biopharmaceuticals space, validating our thesis regarding the sweeping industry consolidation occurring and the intense desire of pharmaceutical companies to supplement their revenues and expand their internal pipelines. Specifically, we have witnessed the following: (1) the sale of Millennium Pharmaceuticals, Inc. for $8.8 billion; (2) the sale of Sirtris Pharmaceuticals Incorporated for $720 million; and (3) the $600 million strategic alliance between GlaxoSmithKline and Regulus Therapeutics LLC to develop MicroRNA targeted therapeutics. We note that this is the second alliance that Glaxo has struck in the RNA interference space and follows their $700 million alliance with Santaris Pharma announced in December of 2007. Certain of these, as well as other transactions, have involved pre-clinical stage compounds; one could thus argue that Enzon’s LNA efforts are far more advanced, which seriously undermines Mr. Buchalter’s repeated assertion that Enzon’s pipeline is too early to generate industry interest. Yet in spite of this rampant activity, management has been unwilling or unable to capitalize on the unique assets of the Company in a manner that delivers value to the shareholders.

While management’s unwillingness or inability to deliver value to the shareholders is disappointing, the compensation granted to Mr. Buchalter is truly appalling. According to page 21 of Enzon’s recently-filed Schedule 14A proxy statement, Mr. Buchalter received total compensation of $5,181,117 in 2007, consisting of: $773,558 in salary; $1,162,500 in bonus; $974,657 in stock awards; $2,136,283 in option awards; and $134,199 in other compensation. This is a staggering sum and calls into question the judgment of the Company’s Compensation Committee, and indeed, the entire Board of Directors.

This corporate largesse has not been limited to 2007, however, but stretches back to the installation of Mr. Buchalter as Chairman in 2004. In fact, we note that Mr. Buchalter has been awarded options and restricted stock exercisable into over 4 million shares (emphasis added) during his tenure, which amounts to over 9% of the Company’s total outstanding shares. This is a frightening transfer of value out of the hands of Enzon shareholders. Contrast this with the stock price performance of Enzon since Mr. Buchalter joined the Company; Enzon’s stock closed at $15.77 per share on September 29, 2004, the day that Mr. Buchalter was named Chairman, and recently closed at $8.72 per share, for a decline of approximately 45% during such time frame. We are mystified as to how the Board, and particularly the Compensation Committee, could allow such a skewed transfer of value to Mr. Buchalter in the face of such lackluster performance. We remind the Board that many of Enzon’s shareholders are sophisticated institutions who are themselves fiduciaries tasked with protecting client assets. Such institutions, whose clients and limited partners have a direct economic interest in the value of Enzon’s shares, will undoubtedly look askance at the egregious compensation awarded by this Board.

For the reasons enumerated above, our confidence in the Board as currently constituted has been reduced to zero. As such, we are reviewing our voting alternatives with respect to all Class III directors (Rolf A. Classon, Robert LeBuhn, Robert C. Salisbury) up for election at the Company’s May 22, 2008 annual meeting. Furthermore, we call upon Dr. Goran A. Ando, Mr. Rolf A. Classon, and Mr. Victor P. Micati, who are members of the Company’s Compensation Committee, to tender their resignations for approving Mr. Buchalter’s runaway compensation.

Sincerely,

/s/ Richard P. Mansouri

Richard P. Mansouri

Portfolio Manager